MAXIM GROUP LLC

405 Lexington Avenue

New York, New York 10174

August 13, 2020

VIA EDGAR

Sonia Bednarowski

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Re:	LM Funding America, Inc.
Registration Statement on Form S-1 (Registration No. 333-240015)

Dear Ms. Bednarowski

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the underwriters in connection with the above referenced Registration Statement relating to the offer and issuance by the Registrant of certain of its securities, hereby joins the Registrant’s request that the effective date of the Registration Statement be accelerated so that it shall be declared effective at 9:00 a.m. Eastern Time on August 14, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus, dated August 11, 2020, to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

This is to further advise you that the underwriters have and will continue to comply with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, with regard to the Preliminary Prospectus and any amended Prospectus.

Very truly yours, MAXIM GROUP LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Executive Managing Director, Head of Investment Banking